Exhibit 99.1

Bitauto Announces First Quarter 2018 Results

First quarter revenue increased 52.3% year-over-year

Revenue from transaction services increased 101.0% year-over-year

BEIJING, June 13, 2018 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the first quarter ended March 31, 2018[1] .

Bitauto First Quarter 2018 Highlights

•	Revenue in the first quarter of 2018 was RMB2.17 billion (US$346.1 million), a 52.3% increase from the corresponding period in 2017.

•	Gross profit in the first quarter of 2018 was RMB1.35 billion (US$215.2 million), a 34.3% increase from the corresponding period in 2017.

•	Loss from operations in the first quarter of 2018 was RMB313.3 million (US$50.0 million), compared to a loss from operations of RMB10.9 million (US$1.7 million) in the corresponding period in 2017. The increased loss was mainly due to the increased expenses relating to the Company’s marketing efforts and provision for credit losses of finance receivables.

•	Non-GAAP income from operations in the first quarter of 2018 was RMB8.0 million (US$1.3 million), compared to a Non-GAAP income from operations of RMB223.1 million (US$35.6 million) in the corresponding period in 2017.

•	Net loss in the first quarter of 2018 was RMB288.3 million (US$46.0 million), compared to a net loss of RMB50.1 million (US$8.0 million) in the corresponding period in 2017.

•	Non-GAAP net income in the first quarter of 2018 was RMB37.1 million (US$5.9 million), compared to a Non-GAAP net income of RMB156.9 million (US$25.0 million) in the corresponding period in 2017.

•	Basic and diluted net loss per ADS in the first quarter of 2018 was RMB2.34 (US$0.37) and RMB2.35 (US$0.37), respectively.

•	Non-GAAP basic and diluted net income per ADS in the first quarter of 2018 was RMB0.88 (US$0.14) and RMB0.84 (US$0.13), respectively.

Mr. Andy Zhang, chief executive officer of Bitauto, said, “We had a strong quarter to start the year with total revenue growing 52.3% year-over-year to RMB2.17 billion. Transaction services revenue continued to expand rapidly at over 100% year-over-year to reach RMB1.17 billion, supported by robust growth in transaction volume. At the same time, in line with our revamping efforts as set out in 2017, our advertising and subscription business continued its steady growth with revenue up 16.3% year-over-year to RMB787.5 million.”

“In the quarter, we remained dedicated to executing on our three strategic focuses and have made encouraging progress across all these areas: synergies between Bitauto and Yixin, integration of content and user communities, and technology and big data enabled enhancements. We are confident that by building on these competitive advantages, we will further strengthen Bitauto as China's top online auto media and transaction services ecosystem.”

“Given the recent intensifying industry competition, Yixin has entered into a set of agreements with Yusheng, which is principally engaged in used automobile transaction business. We believe that Yixin’s cooperation with and investment in Yusheng, together with support from strategic investors such as Tencent and JD.com, will enable Yusheng to increase its competitiveness more quickly and be better positioned to benefit from the growth potential of China’s used automobile market. At the same time, Yusheng will give Yixin preferred cooperation rights for used car financing, which will strengthen Yixin’s core competency in financed auto transactions business.”

Ms. Cynthia He, chief financial officer of Bitauto, said, “Given Yixin’s scale and significance to Bitauto, we have provided a set of Yixin’s first quarter operating highlights as supplemental information. With regard to provisions for credit losses of finance receivables, the current U.S. GAAP standard applicable to Bitauto follows an “incurred loss” model while IFRS 9, the newly effective IFRS standard applicable to Yixin, follows an “expected loss” model for its stand-alone consolidated financial statements; the latter is expected to yield more stringent results than the former, as it requires the assessment of provision for all finance receivables, including those that have not become past due. As of March 31, 2018, our balance of provision for credit losses under U.S. GAAP was RMB275.0 million and a total of RMB179.4 million was recorded as expenses in the first quarter of 2018. While under IFRS, based on our current estimate, which is subject to further changes, the balance of provision for credit losses was RMB416.0 million as of March 31, 2018, and a total of RMB130.0 million was recorded as expenses in the first quarter of 2018. As a result of the adoption of IFRS 9 in 2018, the retrospective impact as of December 31, 2017 would be recorded in equity on Yixin’s consolidated balance sheet.”

Adoption of New Revenue Guidance ASC 606

In May 2014, the FASB issued a new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers.” Bitauto has completed its assessment and noted the most significant impact is the change from presentation of value-added tax (“VAT”) on a gross basis to a net basis. Bitauto adopted the new revenue guidance starting from January 1, 2018 by applying the modified retrospective approach. Therefore, operating results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not restated and continue to be reported in accordance with the Company's historic accounting method under Topic 605.

To provide investors with a meaningful year-over-year comparison, Bitauto has provided a reconciliation table for the impact of adopting this new revenue guidance for the first quarter of 2018 and the corresponding period in 2017. Other than in the Company’s consolidated statements of operations, the operating results are discussed and analyzed under the new revenue guidance, including those for the comparative period in 2017.

	For the Three Months Ended March 31, 2018
	Under ASC 605	VAT adjustments	Under ASC 606
	RMB	RMB	RMB
	(in thousands)

Revenue	2,335,492	(164,347)	2,171,145
- Advertising and subscription business	849,360	(61,899)	787,461
- Transaction services business	1,261,055	(88,658)	1,172,397
- Digital marketing solutions business	225,077	(13,790)	211,287

Cost of revenue	(969,940)	148,554	(821,386)
Gross profit	1,365,552	(15,793)	1,349,759

Loss from operations	(313,327)	-	(313,327)

Net loss	(288,284)	-	(288,284)

	For the Three Months Ended March 31, 2017
	Under ASC 605	VAT adjustments	Under ASC 606
	RMB	RMB	RMB
	(in thousands)

Revenue	1,545,442	(120,315)	1,425,127
- Advertising and subscription business	744,870	(68,022)	676,848
- Transaction services business	625,811	(42,401)	583,410
- Digital marketing solutions business	174,761	(9,892)	164,869

Cost of revenue	(519,007)	98,983	(420,024)
Gross profit	1,026,435	(21,332)	1,005,103

Loss from operations	(10,896)	-	(10,896)

Net loss	(50,113)	-	(50,113)

Bitauto First Quarter 2018 Results

Bitauto reported revenue of RMB2.17 billion (US$346.1 million) for the first quarter of 2018, representing a 52.3% increase from the corresponding period in 2017. The increase in revenue was attributable to the growth of all three of the Company's revenue segments including transaction services business, advertising and subscription business and digital marketing solutions business.

•	Revenue from the advertising and subscription business for the first quarter of 2018 was RMB787.5 million (US$125.5 million), representing a 16.3% increase from RMB676.8 million (US$107.9 million) in the corresponding period in 2017.

•	Revenue from the transaction services business for the first quarter of 2018 was RMB1.17 billion (US$186.9 million), representing a 101.0% increase from RMB583.4 million (US$93.0 million) in the corresponding period in 2017, primarily driven by the fast growth of transaction volume.

•	Revenue from the digital marketing solutions business for the first quarter of 2018 was RMB211.3 million (US$33.7 million), representing a 28.2% increase from RMB164.9 million (US$26.3 million) in the corresponding period in 2017.

Cost of revenue for the first quarter of 2018 was RMB821.4 million (US$130.9 million), representing a year-over-year increase of 95.6% from the corresponding period in 2017. The increase was primarily due to increased funding costs related to the growth of transaction services. Cost of revenue as a percentage of revenue in the first quarter of 2018 was 37.8%, compared to 29.5% in the corresponding period in 2017.

Gross profit for the first quarter of 2018 was RMB1.35 billion (US$215.2 million), representing a 34.3% increase from the corresponding period in 2017.

Selling and administrative expenses were RMB1.51 billion (US$240.8 million) for the first quarter of 2018, representing a 64.0% increase from the corresponding period in 2017. This increase was primarily attributable to an increase in expenses relating to the Company’s marketing efforts, provision for credit losses of finance receivables, and headcount and related expenses.

Product development expenses were RMB160.4 million (US$25.6 million) for the first quarter of 2018, representing a 37.3% increase from the corresponding period in 2017. The increase was primarily due to increases in product development headcount and related expenses.

Share-based compensation, which was allocated to related operating expense line items, was RMB150.1 million (US$23.9 million) in the first quarter of 2018, compared to RMB65.2 million (US$10.4 million) in the corresponding period in 2017. The increase was mainly due to options granted by Yixin Group Limited (“Yixin”) (SEHK: 2858) to its employees in the third quarter of 2017.

Loss from operations in the first quarter of 2018 was RMB313.3 million (US$50.0 million), compared to a loss from operations of RMB10.9 million (US$1.7 million) in the corresponding period in 2017.

Non-GAAP income from operations in the first quarter of 2018 was RMB8.0 million (US$1.3 million), compared to a Non-GAAP income from operations of RMB223.1 million (US$35.6 million) in the corresponding period in 2017.

Income tax benefit in the first quarter of 2018 was RMB12.5 million (US$2.0 million), compared to an income tax expense of RMB59.3 million (US$9.5 million) in the corresponding period in 2017. The income tax benefit mainly arose from net operating loss for certain subsidiaries.

Net loss in the first quarter of 2018 was RMB288.3 million (US$46.0 million), compared to a net loss of RMB50.1 million (US$8.0 million) in the corresponding period in 2017. Basic and diluted net loss per ADS, each representing one ordinary share, in the first quarter of 2018 amounted to RMB2.34 (US$0.37) and RMB2.35 (US$0.37), respectively, taking into consideration of the accretion to redeemable noncontrolling interests amounting to RMB6.9 million (US$1.1 million).

Non-GAAP net income in the first quarter of 2018 was RMB37.1 million (US$5.9 million), compared to a Non-GAAP net income of RMB156.9 million (US$25.0 million) in the corresponding period in 2017. Non-GAAP basic and diluted net income per ADS in the first quarter of 2018 amounted to RMB0.88 (US$0.14) and RMB0.84 (US$0.13), respectively, taking into consideration of the accretion to redeemable noncontrolling interests amounting to RMB6.9 million (US$1.1 million).

As of March 31, 2018, the Company had cash and cash equivalents and restricted cash of RMB10.21 billion (US$1.63 billion). Cash provided by operating activities, cash used in investing activities, and cash provided by financing activities in the first quarter of 2018 were RMB181.8 million (US$29.0 million), RMB4.17 billion (US$664.3 million), and RMB3.35 billion (US$534.5 million), respectively.

The number of employees totaled 8,962 as of March 31, 2018, including employees of entities in which Bitauto has acquired and holds controlling interests. This represented a 17.0% year-over-year increase, primarily due to the increase of personnel in the Company's fast-growing transaction services business and more headcount in product development.

As of March 31, 2018, the Company had a total of 72,739,966 ordinary shares, with 37,439,685 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the first quarter of 2018 were calculated using a weighted average of 72,294,688 and 79,049,160 ADSs, respectively.

Yixin First Quarter 2018 Highlights

In the first quarter of 2018, Bitauto’s controlled subsidiary Yixin, the primary operator of the Company’s transaction services business, facilitated over 110,000 financed automobile transactions, through its loan facilitation services and its self-operated financing services.

In the first quarter of 2018, under U.S. GAAP, Yixin’s total revenues reached RMB1.23 billion (US$195.8 million); gross profit reached RMB598.7 million (US$95.5 million); net loss was RMB221.4 million (US$35.3 million) and Non-GAAP net loss was RMB62.3 million (US$9.9 million). Yixin's Non-GAAP net loss is calculated by net loss excluding share-based compensation of RMB109.8 million (US$17.5 million), amortization of intangible assets resulting from asset and business acquisitions of RMB49.9 million (US$7.9 million), and offset by tax effect of RMB0.5 million (US$0.1 million). In the first quarter of 2018, Yixin entered into certain transactions with other subsidiaries of Bitauto, which have been eliminated upon Bitauto’s consolidation of Yixin. The revenue Yixin recorded for the services provided to those subsidiaries of Bitauto amounted to RMB29.3 million (US$4.7 million).

As of March 31, 2018, Yixin had cash and cash equivalents and restricted cash of RMB5.44 billion (US$867.5 million), total finance receivables of RMB33.81 billion (US$5.39 billion), and total borrowings (including bank borrowings and asset-backed securitization debt) of RMB28.49 billion (US$4.54 billion).

As of March 31, 2018, Yixin’s 30+ days past due ratio, 90+ days past due ratio, and 180+ days past due ratio was 1.45%, 0.93%, and 0.39%, respectively.

Management Change

Bitauto today also announced the appointment of Mr. Ming Xu as the chief financial officer of the Company (the “CFO”), succeeding Ms. Cynthia He, who will remain with the Company in the coming weeks to ensure a smooth transition.

Commenting on the new appointment, Mr. Andy Zhang, stated, “We are delighted that Ming will be joining us as our chief financial officer. Given his deep familiarity with China’s internet and automobile industries and his rich capital markets experience, I am confident that Ming will be a valuable addition to our management team. We also greatly appreciate Cynthia’s contributions over the past two years through various milestones and wish her the best in her future endeavours.”

Mr. Xu joins Bitauto from UBS AG, where he covered U.S.- and Hong Kong-listed Chinese internet companies since 2014 and most recently served as the Co-Head of its Hong Kong and China Internet Research. Prior to that, Mr. Xu worked in the China Auto Research team of UBS AG from 2011 to 2014, responsible for the coverage of Hong Kong-listed automakers, dealers and auto component makers. Before joining UBS AG, Mr. Xu worked in Nomura Holdings from 2008 to 2011 and in Lehman Brothers in 2008, where he also covered the China automobile industry. Mr. Xu holds a master’s degree in economics and a bachelor’s degree in finance, both from Fudan University.

Recent Updates

●	Change of government supervision authority

The Ministry of Commerce of the People’s Republic of China (“商务部”) recently announced that effective April 20, 2018, the China Banking and Insurance Regulatory Commission (“中国银行保险监督管理委员会”) would take over the function of supervising financial lease companies. Following this announcement, Bitauto expects stricter regulatory supervision over its financial lease business and has thus adopted a set of more stringent delinquency management methods for monitoring the asset quality of its finance receivables.

●	Provision for credit losses of finance receivables

Bitauto reviews the quality of its finance receivables at each balance sheet date through past due ratio based on the nature of relevant business activities and industry practice. In accordance with U.S. GAAP, Bitauto currently applies an “incurred loss” model which assesses the provision for credit losses of finance receivables that have become past due based on estimates of the respective loss probability derived from historical experience. A new guidance ASC Topic 326, “Financial Instruments-Credit Losses,” will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. ASC Topic 326 introduces a new model to assess the provision for credit losses of finance receivables. While Bitauto is currently evaluating the impact ASC 326 will have on its consolidated financial statements, it is generally expected that the adoption will likely increase the level of provision for credit losses of finance receivables. Under U.S. GAAP, Yixin’s provision for credit losses of finance receivables in the first quarter of 2018 was RMB179.4 million (US$28.6 million), and the balance of provision for credit losses of finance receivables was RMB275.0 million (US$43.8 million) as of March 31, 2018. These measures reflected management’s best estimates of credit losses of finance receivables, taking into consideration all currently available information and expectation of asset quality.

As Bitauto’s controlled subsidiary listed on the Hong Kong Stock Exchange, Yixin prepares its consolidated financial statements under IFRS. Under IFRS, in prior periods, Yixin also applied the “incurred loss” model to assess the provision for credit losses on finance receivables that have become past due, which would reach the same results as under U.S. GAAP. However, commencing on January 1, 2018, Yixin adopted the new standard IFRS 9 Financial Instruments, which introduces an “expected credit losses” model to assess the provision for credit losses. According to the new standard, Yixin incorporates both available forward-looking information and historical patterns to estimate the expected credit losses for all finance receivables, including those that have not become past due. Yixin adopted the new standard by applying the retrospective approach, and the accumulated impact on provisions for credit losses as of December 31, 2017 would be recorded in equity on Yixin’s consolidated balance sheet.

Under IFRS, Yixin’s provision for credit losses of finance receivables in the first quarter of 2018 was estimated to be RMB130.0 million (US$20.7 million), and the balance of provision for credit losses was estimated to be RMB416.0 million (US$66.3 million) as of March 31, 2018. These estimates are based on assumptions, judgments and estimation techniques that remain subject to change until Yixin finalizes its financial statements for the year ended December 31, 2018.

Going forward, when assessing the provision for credit losses on finance receivables, the “incurred loss” model will continue to be used by Bitauto before adoption of ASC Topic 326 under U.S. GAAP while the “expected credit losses” model will be used by Yixin under IFRS. This will yield a GAAP difference between the provisions for credit losses recognized in consolidated financial statements of Bitauto and Yixin, as illustrated and compared in this announcement. Bitauto is currently evaluating the impact of the adoption of ASC Topic 326.

●	Yixin’s subscription for the convertible note, the business cooperation agreement, and the framework agreement with Yusheng

On June 13, 2018, Yixin entered into the convertible note purchase agreement, the business cooperation agreement, and the framework agreement with Yusheng Holdings Limited (“Yusheng”).

Pursuant to the convertible note purchase agreement, Yusheng agreed to issue to Yixin an interest-free convertible note with a term of 20 years in the principal amount of US$260 million for a consideration of (i) provision of the cooperation to Yusheng and/or its affiliates pursuant to the terms of the business cooperation agreement, and (ii) a cash consideration of US$21 million. The convertible note is interest free and convertible into 13 million non-voting Series Pre-A preferred shares at the conversion price of US$20.00. Assuming full conversion, the Series Pre-A preferred shares convertible under the convertible note will represent an interest of approximately 40.63% in the share capital of Yusheng assuming full subscription of the Series A-1 and Series A-2 preferred shares certain under the investors under the securities subscription agreement and that all the equity securities which Yusheng intends to reserve for issuance pursuant to its future the employee equity incentive plan have been issued.

Pursuant to the business cooperation agreement, Yixin shall provide the cooperation to Yusheng and/or its affiliates for a term of 20 years from the date of the business cooperation agreement. For the avoidance of doubt, actions in connection with respect to such cooperation include (i) Yixin shall provide certain traffic support in relation to the used automobile transaction business to Yusheng and/or its affiliates; (ii) Yixin shall provide certain automobile database related services to Yusheng and/or its affiliates on a non-exclusive basis; and (iii) Yixin shall not engage in, invest in, own, manage, operate or provide assistance to businesses that may compete with the used automobile transaction business during the term of the business cooperation agreement or until Yixin holds less than 10% equity interest in Yusheng on an as converted and fully diluted basis, which ever comes earlier.

Pursuant to the framework agreement and the asset transfer agreement, Yusheng agreed to purchase from Yixin, either directly or through its affiliates, certain fixed and intangible assets relating to the used automobile transaction business of Yusheng, including the Taoche App and taoche.com, for an aggregate purchase price of US$20 million of RMB equivalent (exclusive any PRC tax).

Yixin understands that contemporaneous with its execution of the above-mentioned agreements with Yusheng, Yusheng also entered into a securities subscription agreement with certain other investors, including entities affiliated with Tencent and JD.com, pursuant to which Yusheng agreed to issue, and those investors agreed to subscribe for and/or have the option to subscribe for the Series A-1 and Series A-2 preferred shares. Pursuant to the securities subscription agreement, each of Tencent and JD.com holds no interest in Yusheng as of the date of this announcement and will hold less than 30% voting interests in Yusheng.

Second Quarter 2018 Outlook

Bitauto currently expects to generate revenue in the range of RMB2.47 billion (US$393.8 million) to RMB2.52 billion (US$401.7 million) in the second quarter of 2018, representing a 23.8% to 26.3% increase from the corresponding period in 2017.

This forecast reflects revenues net of VAT under the new revenue guidance ASC Topic 606, which has been adopted by Bitauto starting from January 1, 2018. If presented on gross basis, as consistent with in year 2017, forecasted revenues would be between RMB2.66 billion (US$424.1 million) to RMB2.71 billion (US$432.0 million) in the second quarter of 2018, representing a 22.5% to 24.9% increase from the corresponding period in 2017.

This forecast takes into consideration of seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:00 AM on June 13, 2018 U.S. Eastern Time (8:00 PM on June 13, 2018 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090
Conference ID:	6085859

A replay of the conference call may be accessed by phone at the following number until June 21, 2018:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	6085859

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.2726 to US$1.00, the effective noon buying rate as of March 30, 2018 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps. The website and mobile apps provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and promotional services to its business partners via Yixin’s online platform for automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile retail transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income and Non-GAAP basic and diluted net income per ADS as Non-GAAP financial measures, and uses Yixin’s Non-GAAP net loss as Non-GAAP financial measures to supplement the disclosure of financial performance of Yixin. Non-GAAP income from operations is defined as income from operations excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions. Non-GAAP net income is defined as net income excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) share of amortization of equity investments' intangible assets not on their books; (iv) investment income associated with non-cash investment matters; (v) amortization of the BCF discount on the convertible notes; and (vi) tax effect of Non-GAAP line items. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. Yixin’s Non-GAAP net loss is defined as net loss excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) tax effect of Non-GAAP line items. These Non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these Non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of Non-GAAP financial measures has certain limitations. These Non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the Non-GAAP financial measures. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these Non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto or Yixin does.

Reconciliation of these Non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	March 31, 2017 *	March 31, 2018
	RMB	RMB

	(in thousands, except for share and per share data)

Revenue	1,545,442	2,171,145
Cost of revenue	(519,007)	(821,386)
Gross profit	1,026,435	1,349,759

Selling and administrative expenses	(920,996)	(1,510,233)
Product development expenses	(116,840)	(160,435)
Other gains, net	505	7,582
Loss from operations	(10,896)	(313,327)

Interest income	15,726	29,544
Interest expense	(18,592)	(12,112)
Share of results of equity investees	(13,359)	(10,857)
Investment income	36,323	6,000
Profit/(Loss) before tax	9,202	(300,752)

Income tax (expense)/benefit	(59,315)	12,468
Net loss	(50,113)	(288,284)

Net loss attributable to noncontrolling interests	(13,054)	(127,638)
Accretion to redeemable noncontrolling interests	80,312	6,918
Net loss attributable to Bitauto Holdings Limited	(117,371)	(167,564)

Non-GAAP financial data
Non-GAAP net income	156,940	37,059
Non-GAAP net loss attributable to noncontrolling interests	(9,395)	(37,081)
Accretion to redeemable noncontrolling interests	80,312	6,918
Non-GAAP net income attributable to Bitauto Holdings Limited	86,023	67,222

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended
	March 31, 2017	March 31, 2018
	RMB	RMB

Loss from operations	(10,896)	(313,327)
Share-based compensation	65,153	150,141
Amortization of intangible assets resulting from asset and business acquisitions	168,839	171,149
Non-GAAP income from operations	223,096	7,963

Net loss	(50,113)	(288,284)
Share-based compensation	65,153	150,141
Amortization of intangible assets resulting from asset and business acquisitions	168,839	171,149
Share of amortization of equity investments' intangible assets not on their books	626	-
Investment income associated with non-cash investment matters	(36,323)	-
Amortization of the BCF discount on the convertible notes	8,758	7,116
Tax effect of Non-GAAP line items	-	(3,063)
Non-GAAP net income	156,940	37,059

Non-GAAP net income per ADS
Basic	1.22	0.88
Diluted	1.09	0.84

*The operating results for the first quarter of 2017 are not restated and are presented on a gross basis under Topic 605, while those for the first quarter of 2018 are presented on a net basis under Topic 606.

SELECTED CONSOLIDATED FINANCIAL DATA

Condensed Consolidated Balance Sheets

	December 31, 2017	March 31, 2018
	RMB	RMB
	Audited	Unaudited
	(in thousands)

Assets
Cash and cash equivalents	9,555,027	9,161,587
Restricted cash	811,596	390,418
Accounts receivable, net	2,854,410	2,464,778
Other current assets	14,896,336	17,280,247
Non-current assets	23,398,363	25,274,149
Total assets	51,515,732	54,571,179

Liabilities
Accounts payable	2,176,627	2,028,172
Other current liabilities	20,522,612	22,704,631
Non-current liabilities	8,578,822	9,915,682
Total liabilities	31,278,061	34,648,485
Redeemable noncontrolling interests	301,953	338,871
Total equity	19,935,718	19,583,823
Total liabilities, redeemable noncontrolling interests and equity	51,515,732	54,571,179